Form 51–102F3
MATERIAL CHANGE REPORT

PART 1           GENERAL INSTRUCTIONS AND INTERPRETATION

(a)      Confidentiality

If this Report is filed on a confidential basis, state in block capitals “CONFIDENTIAL” at the beginning of the Report.

(b)      Use of “Company”

Wherever this Form uses the word “company” the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c)      Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d)      Defined Terms

If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51–102 and to National Instrument 14–101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51–102, refer to section 1.4 of Companion Policy 51–102CP.

(e)      Plain Language

Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51–102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2           CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Evolving Gold Corp.
Suite 1500 – 885 West Georgia St.
Vancouver , B.C. V6C 3E8

Telephone: (604) 685-6375

Item 2.	Date of Material Change

August 1, 2006

Item 3.	News Release News Release dated August 1, 2006 was disseminated via Stockwatch and filed on SEDAR on August 1, 2006.

Item 4.

Summary of Material Change

Evolving Gold Corp. (“Evolving”) announced that Meridian Gold Company (TSE: MNG; NYSE:MDG) has signed a final option agreement pertaining to Evolving’s Winnemucca Mountain gold property located in Humboldt County, in northwestern Nevada.

Item 5.

Full Description of Material Change

Evolving announced that Meridian Gold Company (“Meridian”) has signed a final option agreement pertaining to Evolving’s Winnemucca Mountain gold property located in Humboldt County, in northwestern Nevada. The Winnemucca Mountain property (the “Property”) is situated near the northern end of the Battle Mountain-Eureka gold trend and consists of 272 unpatented mineral claims covering about 2,115 hectares.

Under the terms of the agreement, Meridian can earn a 70% interest in the Property by making a total contribution of US$500,000 in cash payments to Evolving and investing a total of US$4 million in exploration before December 31, 2008. Meridian must expend US$500,000 by December 31, 2006 on exploration. In addition, Meridian must deliver a pre-feasibility report on or before June 30, 2009. Upon completion of the required payments and expenditures, Evolving and Meridian will establish a joint venture in respect of the Property and Meridian will contribute 136 claims that adjoin the Property.

The property, which has excellent road access, is located about 25 km northwest of Newmont’s Lone Tree gold mine (pre-production resource reported as 4.2 million ounces of gold) and 30 km southeast of the Sleeper gold mine (1.7 million ounces of gold and 2.3 million ounces of silver produced between 1986 and 1996).

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable

Item 7.	Omitted Information

None

Item 8.	Executive Officers The following senior officer of the Issuer is knowledgeable about the material change and the Report and may be contacted: Lawrence A. Dick, President, Telephone: (604) 685-6375

Item 9.	Date of Report

DATED at Vancouver, British Columbia, this 14th day of December, 2006.

“Lawrence A. Dick”
________________________________
Lawrence A. Dick
President